UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EMBRAER RELEASES THIRD quarter 2015 results

HIGHLIGHTS

Q  In 3Q15, Embraer delivered 21 commercial and 30 executive (21 light and 9 large) jets. Deliveries in the first nine months of 2015 were 68 commercial and 75 executive (57 light and 18 large) jets;

Q  During 3Q15, the Company closed 20 firm orders for the current generation of the E-Jets commercial jets, reaching a total of 146 firm orders of both the current and second generation E-Jets commercial aircraft year-to-date;

Q  The Commercial Aviation segment’s book-to-bill surpassed 2 times over the first nine months of 2015;

Q  The Company’s firm order backlog ended 3Q15 at US$ 22.8 billion. This compares to US$ 22.9 billion in backlog at the end of 2Q15 and $20.9 billion at the end of 2014;

Q  As a result of aircraft deliveries, coupled with revenues from the Company’s Defense & Security business, 3Q15 revenues were US$ 1,284.6 million, representing year-over-year growth of 3.6%;

Q  EBIT and EBITDA1 margins were 6.6% and 12.3%, respectively, in 3Q15, improving from EBIT margin of 5.5% and EBITDA margin of 11.0% in 3Q14;

Q  3Q15 Net loss attributable to Embraer Shareholders and Loss per basic ADS totaled US$ (109.6) million and US$ (0.6013), respectively. Excluding deferred income tax and social contribution, adjusted net income was US$ 71.5 million, or US$ 0.3923 per basic ADS;

Q  The Company’s Free Cash Flow during 3Q15 was US$ (115.3) million;

Q  Embraer reiterates all aspects of the Company’s financial and delivery guidance for 2015.

Main financial indicators [2]

	in millions of U.S dollars, except % and earnings per share data
IFRS	(1) 1Q15	(1) 2Q15	(1) 3Q14	(1) 3Q15	(1) YTD15
Revenue	1,055.9	1,513.2	1,239.7	1,284.6	3,853.7
EBIT	79.6	102.2	68.1	84.4	266.2
EBIT Margin %	7.5%	6.8%	5.5%	6.6%	6.9%
EBITDA	149.1	177.6	135.9	158.0	484.7
EBITDA Margin %	14.1%	11.7%	11.0%	12.3%	12.6%
Adjusted Net Income ²	48.3	122.5	92.6	71.5	242.4
Net income (loss) attributable to Embraer Shareholders	(61.7)	129.3	(10.7)	(109.6)	(42.0)
Earnings (loss) per share - ADS basic (US$)	(0.3370)	0.7096	(0.0584)	(0.6013)	(0.2304)
Net Cash (Debt)	(535.1)	(464.5)	(279.7)	(643.9)	(643.9)
(1) Derived from unaudited financial information.

1EBIT, EBITDA, and their respective margins are non-GAAP measures. For more detailed information please refer to page 10.

2Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). It is important  to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ (6.8)  million in 2Q15, US$ 103.3 million in 3Q14, and US$ 181.1 million in 3Q15.

1

São José dos Campos, Brazil, October 27, 2015 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2014 (3Q14), June 30, 2015 (2Q15) and September 30, 2015 (3Q15), are derived from unaudited financial statements, except where otherwise stated.

REVENUES and gross margin

Embraer delivered a total of 21 commercial and 30 executive aircraft (21 light jets and 9 large jets) in 3Q15, compared to a total of 19 commercial and 15 executive aircraft (15 light jets) in 3Q14. Over the first nine months of 2015, the Company delivered 68 commercial and 75 executive aircraft (57 light jets and 18 large jets), compared to 62 commercial and 64 executive aircraft (54 light jets and 10 large jets) in the first nine months of 2014. Revenues in 3Q15 totaled US$ 1,284.6 million, representing an increase of 3.6% compared to 3Q14, driven by growth in the Commercial Aviation and Executive Jets segments, as revenues in the Defense & Security segment declined 47.5% in the quarter. Year-to-date (YTD), consolidated revenues totaled US$ 3,853.7 million, which was down 9.2% from the US$ 4,243.3 million in the same period of 2014.

Gross margin fell from 19.5% in 3Q14 to 17.5% in 3Q15, driven mainly by a cost base revision for certain contracts in the Defense & Security segment due to the negative impact of foreign exchange variation during the quarter. Gross margin in the first nine months of the year was 19.8% compared to 21.1% in the first nine months of 2014, impacted by the combination of lower revenues compared to last year, negatively affecting fixed cost dilution, and cost base revisions for contracts in the Defense & Security segment.

EBIT

Embraer generated EBIT of US$ 84.4 million in 3Q15, with an EBIT margin of 6.6%, compared to the US$ 68.1 million in EBIT and 5.5% EBIT margin reported in 3Q14, given slightly higher revenues combined with cost control of operating expenses in the quarter. Administrative expenses totaled US$ 42.6 million in 3Q15, which was a decline from the US$ 51.6 million reported in 3Q14, demonstrating the Company’s ongoing efforts on cost efficiency. Selling expenses also declined relative to last year’s quarter, at US$ 78.4 million in 3Q15 compared to US$ 99.2 million in 3Q14, due largely to efficiency gains in the quarter. Research expense of US$ 8.6 million was lower than the US$ 9.7 million booked in 3Q14. Other operating income (expense), net improved from an expense of US$ 13.5 million in 3Q14 to an expense of US$ 10.6 million in 3Q15. In the first nine months of 2015, EBIT and EBIT margin were US$ 266.2 million and 6.9%, respectively, compared to EBIT of US$ 347.0 million and EBIT margin of 8.2% in the first nine months of 2014.

A more favorable exchange rate contributed to the decrease in Administrative, Selling, and Research expenses in 3Q15, considering that the average Brazilian Real to U.S. dollar exchange rate in 3Q15 at R$ 3.54 was 56% weaker compared to the average exchange rate of R$ 2.27 in 3Q14.

net RESULTS

Net loss attributable to Embraer and Loss per basic ADS for 3Q15 were US$ (109.6) million and US$ (0.6013), respectively. Net margin was -8.5% in 3Q15 compared to -0.9% in 3Q14, due to a combination of US$ 24.2 million in foreign exchange losses in 3Q15 vs. US$ 5.7 million in foreign exchange gains in 3Q14, and income tax expense of US$ 164.4 million in 3Q15 compared to income tax expense of US$ 77.1 million in 3Q14. The Real devaluation of 28% versus the U.S. dollar during the quarter explains most of the income tax variation, due to non-cash deferred income taxes on non-monetary assets.

Adjusted Net Income, excluding the deferred income tax and social contribution loss, was US$ 71.5 million in 3Q15, representing an Adjusted Net margin of 5.6% and Adjusted Earnings per basic ADS of US$ 0.3923 for the quarter.

2

monetary balance sheet accounts and other measures

Embraer ended 3Q15 with a net debt position of US$ 643.9 million compared to a net debt position of US$ 464.5 million at the end of 2Q15. The increase in the net debt position during the quarter is largely a consequence of Free Cash Flow usage of US$ (115.3) million.

				in millions of U.S.dollars
FINANCIAL POSITION DATA	(1) 3Q14	(2) 4Q14	(1) 1Q15	(1) 2Q15	(1) 3Q15
Cash and cash equivalents	1,176.0	1,713.0	1,064.8	2,346.8	1,954.5
Financial investments	917.3	756.4	789.4	718.1	791.0
Total cash position	2,093.3	2,469.4	1,854.2	3,064.9	2,745.5
Loans short-term	85.1	89.7	260.5	339.9	311.8
Loans long-term	2,287.9	2,418.4	2,128.8	3,189.5	3,077.6
Total loans position	2,373.0	2,508.1	2,389.3	3,529.4	3,389.4
Net cash (Debt)*	(279.7)	(38.7)	(535.1)	(464.5)	(643.9)

* Net cash (Debt) = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long -term

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

Net cash generated by operating activities net of adjustments for financial investments was US$ 70.2 million in 3Q15 and Free cash flow3  for the quarter was US$ (115.3) million, compared to Net cash generated by operating activities net of adjustments for financial investments of US$ 48.6 million and Free cash flow of US$ (137.6) million in 3Q14. Accumulated Free cash flow in the first nine months of 2015 was US$ (482.2) million, improving from the US$ (691.0) million of Free cash flow in the first nine months of 2014. The Company expects positive Free cash flow generation during the fourth quarter and reiterates its Free cash flow Guidance for the year of a use of US$ 100 million or better.

The table below presents a reconciliation of the Company’s Free cash flow to its operating cash flow net of adjustments for financial investments for the periods indicated.

					in millions of U.S.dollars
IFRS	3Q14	4Q14	1Q15	2Q15	3Q15	YTD15
Net cash generated (used) by operating activities (1)	48.6	506.6	(291.4)	244.8	70.2	23.6
Net additions to property, plant and equipment	(88.9)	(86.8)	(57.3)	(74.4)	(75.7)	(207.4)
Additions to intangible assets	(97.3)	(132.3)	(90.9)	(97.7)	(109.8)	(298.4)
Free cash flow	(137.6)	287.5	(439.6)	72.7	(115.3)	(482.2)
(1) Net of financial investments and unrealized gains (loss): 3Q14 $ 26.8, 4Q14 ($114.2), 1Q15 $105.4, 2Q15 ($ 93.1), 3Q15 $(54.7)

Net additions to total PP&E were US$ 75.7 million in 3Q15, including values related to spare parts pool programs, aircraft available for or under lease, CAPEX, and proceeds from sale of PP&E. Of the total 3Q15 PP&E additions, CAPEX amounted to US$ 58.4 million, additions of aircraft available for or under lease were US$ 4.2 million and additions of pool program spare parts totaled US$ 13.1 million.

3 Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial investments). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial investments which do not represent changes in the Company’s net cash position since additions or reductions in Financial investments reflect changes in the maturity profile of the Company’s short-term investments and, as a consequence, do not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Net additions to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial investments. For more detailed information please refer to page 10.

3

A portion of the reported CAPEX includes investments related to certain contracted capital expenditures on equipment and facilities, primarily in the Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and consequently are not considered part of the Company’s CAPEX Outlook of US$ 300 million for 2015. This contracted CAPEX totaled US$ 9.8 million in 3Q15, as outlined in the table below. Excluding these expenditures, the Company’s CAPEX for 3Q15 was US$ 48.6 million, and for the first nine months of 2015 was US$ 142.7 million. Embraer´s total CAPEX investment for 2015 is tracking below the Company’s outlook, though all expansion and tooling programs remain according to plan.

In 3Q15, Embraer invested a total of US$ 109.8 million in product development, which was partially offset by contributions from suppliers of US$ 30.4 million. These investments are primarily related to the development of the E-Jets E2 program in the Commercial Aviation segment. In the first nine months of 2015, Embraer invested US$ 298.4 million in product development, and received US$ 134.6 million in contributions from suppliers, yielding net development investments of US$ 163.8 million. The Company’s total Development investment net of supplier contributions in 2015 is running below the current Outlook, largely due to the impact of the devaluation of the Real on Brazil-based development costs. Embraer’s current development programs remain on schedule. The following tables outline PP&E and R&D investments for the periods indicated.

		in millions of U.S.dollars
	3Q14	4Q14	1Q15	2Q15	3Q15	YTD15
CAPEX	68.8	66.8	78.8	35.9	58.4	173.1
Contracted CAPEX (Included in CAPEX)	15.2	15.2	6.5	14.1	9.8	30.4
Additions of aircraft available for or under lease	12.0	7.5	3.2	8.2	4.2	15.6
Additions of Pool programs spare parts	8.1	12.6	11.4	31.7	13.1	56.2
PP&E	88.9	86.9	93.4	75.8	75.7	244.9
Proceeds from sale of PP&E	-	(0.1)	(36.1)	(1.4)	-	(37.5)
Net Additions to PP&E	88.9	86.8	57.3	74.4	75.7	207.4

in millions of U.S.dollars
	3Q14	4Q14	1Q15	2Q15	3Q15	YTD15
Additions to intangible	97.3	132.3	90.9	97.7	109.8	298.4
Contributions from suppliers	(44.4)	(13.9)	(63.8)	(40.4)	(30.4)	(134.6)
Development (Net of contributions from suppliers)	52.9	118.4	27.1	57.3	79.4	163.8
Research	9.7	16.7	7.4	10.8	8.6	26.8
R&D	62.6	135.1	34.5	68.1	88.0	190.6

The Company’s total debt at the end of 3Q15 was US$ 3,389.4 million, with average debt maturity constant at 6.5 years.

The cost of Dollar denominated loans remained stable during the quarter, and ended 3Q15 at 5.26%. The cost of Realdenominated loans increased from 6.24% to 6.99% per year at the end of 3Q15, due to the general rise in interest rates in the Brazilian economy. The Company’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) through 3Q15 was 4.7 compared to 5.2 at the end of 2Q15. At the end of 3Q15, 17% of total debt was denominated in Reais.

Embraer’s cash allocation strategy is an important tool to mitigate exchange rate risks. By balancing Real and Dollar denominated assets and liabilities, the Company attempts to reduce its balance sheet exchange rate exposure. Of total cash and equivalents at the end of 3Q15, 64% was denominated in US Dollars.

4

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2015 cash flow exposure. The Company’s cash flow exposure is due to the fact that approximately 15% of its net revenues are denominated in Reals while approximately 25% of total costs are denominated in Reals. Having more Real denominated costs than revenues generates this cash flow exposure. For 2015, around 55% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 2.30. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 3.39. Given the devaluation of the Real versus the US dollar to levels that have surpassed the average exchange rate cap of R$ 3.39, Embraer does not benefit from the impact of further devaluation on its Real-denominated salaries and employee benefits. The Company already started to implement its 2016 hedging program during this quarter.

operational balance sheet accounts

		in millions of U.S.dollars

FINANCIAL POSITION DATA	(1) 3Q14	(1) 2Q15	(1) 3Q15
Trade accounts receivable	796.6	852.9	830.2
Customer and commercial financing	74.6	56.8	54.9
Inventories	2,767.0	2,639.8	2,762.8
Property, plant and equipment	2,020.6	2,026.2	2,024.0
Intangible	1,160.3	1,296.7	1,348.5
Trade accounts payable	945.0	968.4	983.6
Advances from customers	1,015.1	838.7	856.4
Total shareholders' equity	3,825.7	3,904.8	3,769.7
(1) Derived from unaudited financial information.

Trade accounts receivable decreased US$ 22.7 million from US$ 852.9 million at the end of 2Q15 to US$ 830.2 million at the end of 3Q15. The Company’s inventories increased US$ 123.0 million from the end of 2Q15 to US$ 2,762.8 million at the end of 3Q15, in anticipation of a larger number of commercial and executive jet deliveries planned for the fourth quarter. With respect to liabilities, trade accounts payable increased US$ 15.2 million to end 3Q15 at US$ 983.6 million, and advances from customers grew US$ 17.7 million to US$ 856.4 million.

Intangibles increased by US$ 51.8 million from the end of 2Q15 to US$ 1,348.5 million at the end of 3Q15 as a consequence of investments in product development, combined with the receipt of contributions from suppliers to the Company’s ongoing development programs as well as amortization in the period. Property, plant and equipment decreased by US$ 2.2 million to US$ 2,024.0 million at the end of 3Q15.

5

Total Backlog

During 3Q15, Embraer delivered a total of 21 commercial and 30 executive aircraft. Considering all deliveries and firm orders obtained during the period, the Company’s firm order backlog remained largely stable at US$ 22.8 billion at the end of 3Q15. The following chart presents the Company’s backlog evolution, in billions of dollars.

segment Results

The Commercial Aviation segment represented 53.6% of consolidated revenues in 3Q15, stable compared to the same period last year. The portion of Executive Jets increased meaningfully from 17.2% in 3Q14 to 31.3% in 3Q15 due to the higher deliveries in the quarter. The share of Defense & Security revenues fell from 27.9% in 3Q14 to 14.1% in 3Q15 in response to the weaker Real and cost base revisions on certain contracts in the segment. Others segment revenues as a percentage of total 3Q15 revenues were 1.0% versus 1.5% in the prior year period.

				in millions of U.S.dollars
NET REVENUES BY SEGMENT	(1) 2Q15%		(1) 3Q14%		(1) 3Q15%		(1) YTD15%
Commercial Aviation	882.7	58.3	660.7	53.4	688.2	53.6	2,233.3	58.0
Defense & Security	216.4	14.3	346.2	27.9	181.7	14.1	611.4	15.9
Executive Jets	403.6	26.7	213.3	17.2	402.0	31.3	972.6	25.2
Others	10.5	0.7	19.5	1.5	12.7	1.0	36.4	0.9
Total	1,513.2	100.0	1,239.7	100.0	1,284.6	100.0	3,853.7	100.0
(1) Derived from unaudited financial information.

6

Commercial Aviation

During 3Q15, Embraer delivered 21 commercial aircraft, as follows:

DELIVERIES	2Q15	3Q14	3Q15	YTD15
Commercial Aviation	27	19	21	68
EMBRAER 170	-	-	-	-
EMBRAER 175	22	16	20	62
EMBRAER 190	3	2	-	3
EMBRAER 195	2	1	1	3

During the third quarter of 2015, Embraer announced that it signed a firm order with SkyWest, Inc. for 18 E175 jets. The order, which was included in Embraer’s 2015 third-quarter backlog, has an estimated value of US$ 800.0 million, based on current list prices. The aircraft will be operated by SkyWest Airlines, under an amendment to an existing Capacity Purchase Agreement (CPA) with United Airlines. With this new 18 aircraft purchase, the total number of SkyWest E175 firm orders reached 73 units of this model.

The development program of the E2 family of E-Jets continued to progress as expected during the quarter. The Company expects roll-out and first flight of the E190-E2 jet in 2016, with entry into service expected in the first half of 2018.

In the segment of commercial jets with 70 to 130 seats, Embraer maintains its leadership with more than 50% of the sales and 60% of the deliveries on the world market.

COMMERCIAL AVIATION BACKLOG	Firm Orders	Options	Total	Deliveries	Firm Backlog
E170	193	7	200	188	5
E175	477	332	809	311	166
E190	586	92	678	518	68
E195	165	2	167	141	24
E175-E2	100	100	200	-	100
E190-E2	77	85	162	-	77
E195-E2	90	80	170	-	90
TOTAL E-JETS	1,688	698	2,386	1,158	530

Executive Jets

The Executive Jets segment delivered 21 light jets and 9 large jets, totaling 30 aircraft in 3Q15. This number is twice the amount delivered during the same period of 2014.

DELIVERIES	2Q15	3Q14	3Q15	YTD15
Executive Aviation	33	15	30	75
Light Jets	26	15	21	57
Large Jets	7	-	9	18

In July, Embraer delivered the first Phenom 300 to Luxaviation, the second largest business jet operator in the world. In the same month, the Legacy 500 received its certification from the Mexican and Chinese authorities. The first Legacy 500 delivery to the Mexican market took place in the month of August.

7

Embraer attended the Latin American Business Aviation Conference and Exhibition (LABACE), held in São Paulo, Brazil. During LABACE, the Brazilian Civil Aviation Agency (ANAC) granted type certification for the Legacy 450. The Company was pleased to announce that the aircraft met or exceeded all of its design requirements.

Also in August, the Legacy 450 business jet received certification from the United States Federal Aviation Administration (FAA). The entry into service of the Legacy 450 is expected in the fourth quarter of 2015.

Embraer achieved first place in the global executive jets industry ranking, according to the annual customer support and services satisfaction survey published by the North American magazine Professional Pilot.

In September, following the ANAC and FAA certifications, the Legacy 450 earned its European Aviation Safety Agency (EASA) type certification, enabling its operation in the Member States of the European Union as well as in EASA’s associated countries.

Embraer announced Atlas Air Service as its new Authorized Sales Representative (ASR) in Europe. The Germany-based company will cover Austria, Switzerland and Germany.

Also in September, Embraer announced the first delivery of a Legacy 500 aircraft to the Dallas-based fractional ownership services provider, Flexjet Inc.

During 3Q15, Embraer delivered the 200th executive jet to the Latin American market.

Defense & security

Embraer Defense & Security is the leading aerospace and defense company in Latin America. In addition to the A-29 Super Tucano light attack and advanced trainer and the multi-mission KC-390 military airlifter, it provides a full line of integrated solutions and applications such as C4I, radars, ISR (Intelligence, Surveillance & Reconnaissance) and space solutions. This also includes integrated systems for information, communications, border monitoring and surveillance as well as aircraft for transport of authorities and for special missions. With a growing presence in the global market, Embraer Defense & Security products and solutions are present in more than 60 countries.

Following the signing of the financing agreement between the Brazilian government and the Swedish Export Credit Corporation (SEK), the contract between Embraer and Saab for joint management of the F-X2 Project for the Brazilian Air Force became effective in September 2015. Under this agreement, Embraer will be responsible for a considerable amount of work in systems development, integration, flight testing, final assembly and aircraft deliveries. The Company will also participate in the coordination of all development and production activities in Brazil and both companies will be responsible for the full development of the two-seat version of the Gripen NG. In October 2015, the Company will send the first group of Brazilian engineers to Sweden to mark the beginning of the technology transfer process, and has already started work under the Gripen Design and Development Network (GDDN) in the industrial plant of Gavião Peixoto, in São Paulo.

With respect to the KC-390 program, the prototype underwent ground tests in preparation for its flight test campaign, which was expected to resume in October 2015.

Under the Light Air Support program (LAS), the United States Air Force received two A-29 Super Tucano aircraft in the third quarter, bringing the total to 10 aircraft already delivered under this contract.

The Brazilian Geostationary Defense and Communication Satellite Program (SGDC) execution is progressing as planned, with the foundations of the project antennas in Brasilia and Rio de Janeiro constructed, and the first shipment of the ground segment equipment of SGDC received in Brazil.

Moreover, in July 2015, the Consortium “Águas Brasileiras”, formed by Embraer, Bradar and Savis for the SisGAAz (Blue Amazon Management System) Competition, met with the Brazilian Navy to detail its proposal and answer questions from the project's Evaluation Committee.

8

SEC/DOJ INVESTIGATIONS UPDATE

The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are continuing and the Company will continue to cooperate with the governmental authorities, as circumstances may require. The Company has begun discussions with the DOJ for a possible resolution of the allegations of non-compliance with the FCPA. A resolution of the U.S. government inquiries, and related inquiries, proceedings and developments in other countries would result in fines, which may be substantial, and possibly other substantial sanctions and adverse consequences. Based upon the opinion of its outside counsel, the Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

9

Reconciliation OF IFRS and “non gaap” information

		in millions of U.S.dollars
EBITDA RECONCILIATION LTM* (IFRS)	(1) 2Q15	(1) 3Q14	(1) 3Q15
Net Income (Loss) Attributable to Embraer	148.3	507.8	49.4
Noncontrolling interest	12.6	10.0	12.3
Income tax (expense) income	271.3	216.4	358.6
Financial income (expense), net	40.1	73.8	38.4
Foreign exchange gain (loss), net	(26.1)	1.9	3.8
Depreciation and amortization	297.7	282.0	303.5
EBITDA LTM	743.9	1,091.9	766.0
(1) Derived from unaudited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow net of financial investments adjustment, less Net additions to property, plant and equipment, Additions to intangible assets, and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

		in millions of U.S.dollars
EBITDA RECONCILIATION	(1) 2Q15	(1) 3Q14	(1) 3Q15	(1) YTD15
Net Income (Loss) Attributable to Embraer	129.3	(10.7)	(109.6)	(42.0)
Noncontrolling interest	1.8	4.5	4.2	8.8
Income tax (expense) income	21.3	77.1	164.4	303.7
Financial income (expense), net	(0.6)	2.9	1.2	15.8
Foreign exchange gain (loss), net	(49.6)	(5.7)	24.2	(20.1)
Depreciation and amortization	75.4	67.8	73.6	218.5
EBITDA	177.6	135.9	158.0	484.7
EBITDA Margin	11.7%	11.0%	12.3%	12.6%
(1) Derived from unaudited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

10

			in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1) 2Q15	(1) 3Q14	(1) 3Q15	(1) YTD15
Net Income (Loss) Attributable to Embraer	129.3	(10.7)	(109.6)	(42.0)
Net change in Deferred income tax & social contribution	(6.8)	103.3	181.1	284.4
Adjusted Net Income	122.5	92.6	71.5	242.4
Adjusted Net Margin	8.1%	7.5%	5.6%	6.3%
(1) Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1) 3Q14	(1) 4Q14	(1) 1Q15	(1) 2Q15	(1) 3Q15
Total debt to EBITDA (i)	2.17	3.02	2.89	4.74	4.42
Net cash to EBITDA (ii)	(0.26)	(0.05)	(0.65)	(0.62)	(0.84)
Total debt to capitalization (iii)	0.38	0.39	0.39	0.47	0.47
LTM EBITDA to financial expense (gross) (iv)	7.94	6.01	5.87	5.22	4.75
LTM EBITDA (v)	1,091.9	829.6	827.7	743.9	766.0
LTM Interest and commissions on loans (vi)	137.6	138.1	140.9	142.4	161.3
(1) Derived from unaudited financial information.

  (i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

11

FINANCial statements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)
	(1)		(1)
	Three months ended on		Nine Months ended on
	30 Sep, 2014	30 Sep, 2015	30 Sep, 2014	30 Sep, 2015
Revenue	1,239.7	1,284.6	4,243.3	3,853.7
Cost of sales and services	(997.6)	(1,060.0)	(3,347.1)	(3,092.1)

Gross profit	242.1	224.6	896.2	761.6
Operating Income (Expense)
Administrative	(51.6)	(42.6)	(152.1)	(132.4)
Selling	(99.2)	(78.4)	(306.7)	(264.7)
Research	(9.7)	(8.6)	(30.4)	(26.8)
Other operating income (expense), net	(13.5)	(10.6)	(60.0)	(71.5)
Equity in gain or losses of associates	-	-	-	-

Operating profit before financial income	68.1	84.4	347.0	266.2
Financial (expenses) income, net	(2.9)	(1.2)	(1.9)	(15.8)
Foreign exchange gain (loss), net	5.7	(24.2)	9.0	20.1

Profit before taxes on income	70.9	59.0	354.1	270.5
Income tax expense	(77.1)	(164.4)	(101.3)	(303.7)

Net Income	(6.2)	(105.4)	252.8	(33.2)
Attributable to:
Owners of Embraer	(10.7)	(109.6)	243.3	(42.0)
Noncontrolling interest	4.5	4.2	9.5	8.8

Weighted average number of shares (in thousands)
Basic	733.3	729.1	733.3	729.1
Diluted	736.9	732.1	737.0	732.4

Earnings per share
Basic	(0.0146)	(0.1503)	0.3318	(0.0576)
Diluted	(0.0145)	(0.1497)	0.3301	(0.0573)

Earnings per share - ADS basic (US$)	(0.0584)	(0.6013)	1.3272	(0.2304)
Earnings per share - ADS diluted (US$)	(0.0581)	(0.5988)	1.3205	(0.2292)
(1) Derived from unaudited financial statements.

12

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)
	(1)		(1)
	Three months ended on		Nine Months Ended
	30 Sep, 2014	30 Sep, 2015	30 Sep, 2014	30 Sep, 2015
Operating activities
Net income	(6.2)	(105.4)	252.8	(33.2)
Items not affecting cash and cash equivalents
Depreciation	46.9	40.4	125.6	125.1
Amortization	20.9	33.2	75.7	93.4
Contribution from suppliers	(4.6)	(7.4)	(16.2)	(20.9)
Allowance (reversal) for inventory obsolescence	(2.6)	0.5	(11.1)	10.6
Inventory and PPE provision for adjustment to realizable value	20.2	(5.4)	19.3	(0.4)
Provision for doubtful accounts	0.8	1.2	(2.0)	6.7
Deferred income tax and social contribution	103.3	181.1	41.1	284.4
Accrued interest	(3.2)	10.8	12.4	15.0
Equity in the losses of associates	-	-	-	-
Share-based remuneration	1.0	0.5	4.3	1.8
Foreign exchange gain (loss), net	(6.5)	14.7	(5.2)	(25.2)
Residual value guarantee	5.9	(11.1)	(1.7)	(9.6)
Other	(6.2)	-	(9.4)	17.5
Changes in assets
Financial investments (2)	(9.0)	46.6	46.4	12.2
Derivative financial instruments	0.5	26.6	(1.9)	28.4
Collateralized accounts receivable and accounts receivable	(19.9)	(23.2)	(227.7)	(148.0)
Customer and commercial financing	6.6	1.9	(1.0)	13.8
Inventories	(326.6)	(90.9)	(468.1)	(330.8)
Other assets	(50.1)	(36.7)	(124.9)	(173.5)
Changes in liabilities
Trade accounts payable	66.5	18.0	(67.1)	19.2
Non-recourse and recourse debt	2.2	(0.3)	1.4	(2.2)
Other payables	41.2	(45.1)	86.3	(65.7)
Contribution from suppliers	5.4	30.4	138.8	134.6
Advances from customers	139.4	62.9	1.0	89.5
Taxes and payroll charges payable	(49.0)	(47.5)	(3.1)	(26.4)
Financial guarantee	(8.7)	(10.7)	(68.7)	(24.9)
Other provisions	8.8	20.3	24.8	39.6
Unearned income	44.8	19.6	39.7	35.1
Net cash generated by (used in) operating activities	21.8	125.0	(138.5)	66.1
Investing activities
Additions to property, plant and equipment	(88.9)	(75.7)	(196.8)	(244.9)
Proceeds from sale of property, plant and equipment	-	-	(0.1)	37.5
Additions to intangible assets	(97.3)	(109.8)	(283.1)	(298.4)
Investments in associates	(0.5)	-	(0.5)	(0.2)
Bonds and securities	2.7	(220.4)	1.9	(220.3)
Restricted cash reserved for construction of assets	(0.4)	-	(0.4)	-
Net cash used in investing activities	(184.4)	(405.9)	(479.0)	(726.3)
Financing activities
Proceeds from borrowings	127.2	51.9	374.6	1,305.7
Repayment of borrowings	(75.1)	(32.6)	(161.1)	(138.4)
Dividends and interest on own capital	(17.1)	(9.3)	(81.7)	(53.5)
Treasury shares	5.1	1.7	19.1	5.9
Net cash generated by financing activities	40.1	11.7	150.9	1,119.7
Increase (Decrease) in cash and cash equivalents	(122.5)	(269.2)	(466.6)	459.5
Effects of exchange rate changes on cash and cash equivalents	(84.6)	(123.1)	(41.1)	(218.0)
Cash and cash equivalents at the beginning of the period	1,383.1	2,346.8	1,683.7	1,713.0
Cash and cash equivalents at the end of the period	1,176.0	1,954.5	1,176.0	1,954.5
(1) Derived from unaudited financial statements.
(2) Include Unrealized (gain) on Financial investments, 3Q14 17.9, 3Q15 (8.1) and YTD14 (26.2), YTD15 (30.3)

13

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)
	(1)	(1)
A S S E T S	As of June 30,	As of September 30,
	2015	2015
Current assets
Cash and cash equivalents	2,346.8	1,954.5
Financial investments	671.9	524.0
Trade accounts receivable, net	846.0	827.2
Derivative financial instruments	4.9	5.2
Customer and commercial financing	10.2	8.9
Collateralized accounts receivable	9.0	9.3
Inventories	2,639.8	2,762.8
Income tax and Social Contribution	118.2	131.6
Other assets	181.0	155.5
	6,827.8	6,379.0
Non-current assets
Financial investments	46.2	267.0
Trade accounts receivable	6.9	3.0
Derivative financial instruments	11.3	11.6
Customer and commercial financing	46.6	46.0
Collateralized accounts receivable	406.5	418.9
Guarantee deposits	582.8	580.2
Deferred income tax	1.2	1.1
Other assets	229.3	216.2
	1,330.8	1,544.0

Investments	0.4	0.4
Property, plant and equipment, net	2,026.2	2,024.0
Intangible assets	1,296.7	1,348.5
	4,654.1	4,916.9
TOTAL ASSETS	11,481.9	11,295.9
(1) Derived from unaudited financial information.

14

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)
	(1)	(1)
LIABILITIES	As of June 30,	As of September 30,
	2015	2015
Current liabilities
Trade accounts payable	968.4	983.6
Loans and financing	339.9	311.8
Non-recourse and recourse debt	14.8	17.3
Other payables	345.4	310.1
Advances from customers	623.1	681.9
Derivative financial instruments	15.4	42.8
Taxes and payroll charges payable	96.2	62.3
Income tax and social contribution	63.1	36.7
Financial guarantee and residual value	64.0	68.5
Provisions	106.2	102.9
Dividends payable	10.1	7.9
Unearned income	175.8	167.0
	2,822.4	2,792.8
Non-current liabilities
Loans and financing	3,189.5	3,077.6
Non-recourse and recourse debt	383.3	380.4
Other payables	37.6	40.4
Advances from customers	215.6	174.5
Taxes and payroll charges payable	108.2	78.2
Deferred income tax and social contribution	358.3	535.2
Financial guarantee and residual value	161.3	135.0
Provisions	132.4	115.2
Unearned income	168.5	196.9
	4,754.7	4,733.4

TOTAL LIABILITIES	7,577.1	7,526.2

Shareholders' equity
Capital	1,438.0	1,438.0
Treasury shares	(48.3)	(43.4)
Revenue reserves	2,430.1	2,430.2
Share-based remuneration	34.4	34.9
Retained earnings	40.6	(80.5)
Accumulated Other Comprehensive Loss	(93.8)	(116.8)
	3,801.0	3,662.4
Non-controlling interest	103.8	107.3
Total company's shareholders' equity	3,904.8	3,769.7

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,481.9	11,295.9
(1) Derived from unaudited financial information.

15

Investor Relations

Eduardo Couto, Caio Pinez, Christopher Thornsberry, Cláudio Massuda, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q15 Results on Tuesday, October 27, 2015 at 2:30pm (SP) and 12:30pm (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 15232843

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer